Exhibit 99.1

TAL Education Group Appoints New Independent Director

(Beijing — June 29, 2015)—TAL Education Group (NYSE: XRS) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced the appointment of Mr. Weiru Chen to TAL’s board of directors and the resignation of Mr. Shanyou Li from his post as a director of the Company, both effective June 29, 2015.

Mr. Weiru Chen will also serve on the compensation committee as its chairman, the audit committee and the nominating and corporate governance committee of the Company’s board of directors, to replace Mr. Shanyou Li’s positions at these committees. Mr. Chen is associate professor of strategy at China Europe International Business School (“CEIBS”). Prior to joining CEIBS, he served as a faculty teaching strategy at INSEAD. Mr. Chen’s research is centered on firms’ technological search behaviors, strategic dynamics, and across-boarder business model transfer. Mr. Chen received a Ph.D in Management from Purdue University in 2003.

“We thank Shanyou for his contribution to our Board during his tenure, and wish him the best of luck and success in his future endeavors,” said TAL’s Chairman and Chief Executive Officer, Mr. Bangxin Zhang. “We are very pleased to welcome Mr. Chen as our new director. We believe his expertise in strategy and business model innovation will be invaluable in supporting the continued growth of our business and execution of our corporate strategy in the coming years.”

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life,” which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company’s learning center network includes 289 physical learning centers as of February 28, 2015, located in 19 key cities in China: Beijing, Shanghai, Guangzhou, Shenzhen, Tianjin, Wuhan, Xi`an, Chengdu, Nanjing, Hangzhou, Taiyuan, Zhengzhou, Chongqing, Suzhou, Shenyang, Jinan, Shijiazhuang, Qingdao and Changsha. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “XRS.”

For further information, please contact:

Mei Li

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com